EXHIBIT 4.1

DATED: JULY 2, 1997

BHI CORPORATION

And

MICHAEL ANTHONY ASHCROFT

EMPLOYMENT AGREEMENT

THIS AGREEMENT is made on July 2, 1997

BETWEEN:

(1) BHI CORPORATION whose registered office is at 60 Market Square, Belize City (“Employer”); and

(2) MICHAEL ANTHONY ASHCROFT of 4 Marine Parade, Belize City (“Executive”)

IT IS AGREED as follows:

1.	EMPLOYMENT

a.	The Employer shall employ the Executive with effect from July 2, 1997. Subject to clause 8 below, the term of the employment shall continue for a period of not less than three years expiring on July 1, 2000 and thereafter in accordance with the provisions of this agreement.

b.	Commencing on July 2, 2000 and on each July 2 thereafter (each a “Renewal Date”), the term of the employment shall be automatically extended for a period of 12 months, unless not less than 90 days prior to any such Renewal Date, either the Employer or the Executive shall have given notice that it or he does not wish to extend the term of the employment hereunder in which event the employment shall terminate without such extension.

2.	DUTIES

a.	The Executive shall be employed by the Employer as its Chairman (and in such additional or other office(s) as the Employer and the Executive may from time to time agree) on the terms set out in this agreement and shall perform his duties and exercise his powers in a manner consistent with such office(s). Unless prevented by ill-health, accident or disability, the Executive shall devote such time (both inside and outside of normal business hours) to the affairs of the Employer and its subsidiaries and associated companies (the “BHI Group”) as is necessary for the proper fulfillment of his duties.

b.	The Employer acknowledges that, until December 31, 1997, the Executive is required to perform certain employment-related services for and on behalf of Tyco International Ltd. (previously named ADT Limited) and the Employer agrees that until such date, the Executive shall be permitted to perform such services notwithstanding his obligations under this agreement.

3.	PLACE OF PERFORMANCE

The duties of the Executive shall relate primarily to Belize (the “Home Country”) and shall also relate to other countries in Central America and the Caribbean from time to time (together the “Home Region”). The duties of the Executive may also extend to travel outside of the Home Region when necessary to perform such duties.

4.	SALARY

The Employer shall pay or procure payment to the Executive of a salary at the rate of US$250,000 (or its equivalent in Belize dollars) per annum subject to review on or about July 1 each year. The Executive’s salary shall accrue from day to day and be paid quarterly in arrears on the last day of each quarter. All payments shall be made in United States or Belize dollars. The Executive’s base salary shall be inclusive of any fees receivable by the Executive as a director of any member of the BHI Group.

5.	TRAVELLING EXPENSES

The Executive shall be entitled (on production of such evidence as the Employer may reasonably require) to be reimbursed by the Employer the amount of all travelling and other expenses properly and reasonably incurred by him in the discharge of his duties.

6.	EMPLOYMENT BENEFITS

a.	The Executive shall be entitled to receive all benefits generally made available to executives of the BHI Group.

b.	The Employer shall provide the Executive with a suitable motor vehicle for his use and shall pay directly or reimburse the Executive for the costs and expenses of vehicle registration, insurance and gasoline for such vehicle.

7.	CODES OF CONDUCT AND CONFIDENTIALITY

a.	The Executive shall comply with all applicable codes of conduct from time to time adopted by the Employer.

b.	Except in the proper performance of his duties or with the prior consent of the Employer, the Executive shall not either during his employment or at any time afterwards divulge to any person any information of a private, confidential or secret nature concerning the BHI Group or any member thereof.

8.	TERMINATION

a.	Notwithstanding any other provision of this agreement (including, without limitation, the provisions of clause 1 above), the Executive may terminate the employment hereunder by giving to the Employer at least 90 days’ notice in writing expiring any time.

b.	If the Executive:

i.	is unable properly to perform his duties by reason of ill-health, accident or otherwise for a period or periods aggregating at least 120 days in any period of 12 consecutive months;

ii.	fails or neglects materially to discharge his duties or is guilty of any material breach of his obligations under this agreement; or

iii.	becomes bankrupt or makes any arrangement or composition with his creditors;

the Employer may by written notice to the Executive terminate his employment with immediate effect

9.	INDEMNIFICATION

The Employer agrees to indemnify the Executive against all costs, losses and expenses which the Executive may incur or become liable to by reason of any contract entered into or act or thing done by him as a director or officer of the Employer or for or on behalf or the Employer or any other member of the BHI Group, such indemnity to be to the fullest extent permitted by law.

10.	GENERAL

a.	This agreement may only be amended by agreement in writing signed by both of the parties. This agreement may be signed in counterparts and the counterparts shall together constitute one legal instrument.

b.	Neither party may, without the express written consent of the other, assign or pledge any rights or obligations under this agreement to any person, firm or company.

c.	The Employer will require any successor (whether direct or indirect, and whether by purchase, merger, consolidation, continuation or otherwise) to all or substantially all of the business and/or assets of the Employer to assume and agree to perform this agreement in the same manner and to the same extent that the Employer would be required to perform it if no such succession had taken place.

d.	Any notice to be served under this agreement shall, in the case of the Employer, be delivered to the Employer at its registered office for the time being and, in the case of the Executive, shall be delivered to him at his usual place of residence first set out above (or such other place of residence as he may notify the Employer from time to time).

11.	INTERPRETATION

a.	References in this agreement to persons include bodies corporate and unincorporated associations and references to companies include any bodies corporate.

b.	Any reference in this agreement to a statutory provision includes any statutory modification or re-enactment of it for the time being in force The headings in this agreement do not affect its interpretation.

c.	Where appropriate, references to the Executive include his personal representatives.

12.	ARBITRATION AND GOVERNING LAW

a.	Any dispute or controversy arising under or in connection with this agreement shall be referred to and determined by arbitration in accordance with this clause 12. The arbitration proceedings shall be held at such place as shall be agreed by the parties, or, in default of agreement, in Belize City. The costs of the arbitration shall be borne by the Employer. Save to the extent that any of its provisions are inconsistent with this clause 12, the Arbitration Act (Cap. 69) shall apply.

b.	This agreement shall be governed by and construed in accordance with the laws of Belize.

AS WITNESS the hands of the Executive and of a duly authorised representative of the Employer on the date first set out above.

BHI CORPORATION

By:	/s/ IAN G. ROBINSON
Title:	Chief Financial Officer

MICHAEL ANTHONY ASHCROFT

/s/ M. A. ASHCROFT

14th May, 1999

To:	Michael A. Ashcroft

60 Market Square

Belize City

Belize

Dear Michael:

Your employment agreement:

With reference to your employment agreement dated 2nd July, 1997 and the merger agreement dated 29th April, 1999 between BHI Corporation, Blackwood Limited and Carlisle Holdings Limited, this is to confirm that:

(a)	on the merger agreement becoming effective your separate employment agreement with the company currently called Carlisle Holdings Limited dated 12th August, 1998 will lapse;

(b)	with effect from that time the salary payable to you under your employment agreement with this company (to be re-named Carlisle Holdings Limited) will be increased by the sum of £100,000 per annum (or the US dollar equivalent amount).

Kindly confirm your agreement with the above by signing a copy of this letter.

Yours sincerely,

/s/ D. B. HAMMOND
for and on behalf of BHI Corporation

To:	BHI Corporation and

Carlisle Holdings Limited

I confirm my agreement with the above.

Dated: 14th May, 1999.

/s/ M. A. ASHCROFT

To:	BHI Corporation

M. A. Ashcroft

We confirm our agreement with the above.

Dated: 14th May, 1999.

/s/ NIGEL WRAY
for Carlisle Holdings Limited

Carlisle Holdings Limited

60 Market square

PO Box 1764

Belize City, Belize

Central America

Tel +501 2 72390/72660

Fax +501 2 74443/32389

Carlisle Group

October 17, 2000

Sir Michael Ashcroft

4 Marine Parade;

Belize City

Belize

Dear Sir Michael,

Your Employment Agreement

I refer to your Employment Agreement with Carlisle Holdings Limited (the “Company”) dated July 2, 1997, as amended on May 14, 1999. On behalf of the Company, 1 write to confirm that:

1.	With effect from October 20, 2000, it has been agreed that you should be appointed as Chairman of our UK holding company, Carlisle Group Plc, and assume executive responsibility for the overall management and strategy of the Company’s subsidiaries in the United Kingdom.

2.	From that date, you will continue to serve as Chairman of the Company, but while you serve as Chairman of Carlisle Group Plc the salary payable to you by the Company will be reduced by the amount of the salary you receive from Carlisle Group Plc.

3.	The board recognises that your duties in relation to the Company and its subsidiaries, in terms of the time which you will be expected to devote to their affairs, will be reduced from that date, to the extent necessary to permit you to take your seat in the British House of Lords.

4.	The term of your employment with the Company (as modified above) will continue for a period of not less than three years expiring on November 1, 2003, as if references to “2000” in clause I of your Employment Agreement were references to “2003”.

Kindly confirm your agreement with the above by signing a copy of this letter.

Yours sincerely

/s/ P. T. OSBORNE
for and on behalf of Carlisle Holdings Limited

To:  Carlisle Holdings Limited

I confirm my agreement with the above.

Dated: October 20, 2000

/s/ M.A. ASHCROFT